Austral Gold Limited

November 5, 2015

VIA EMAIL

Argentex Mining Corporation
835-1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Attention: Michael Brown, President and Chief Executive Officer

Re: Letter Agreement (the “Letter Agreement”) between Austral Gold Limited (“Austral”) and Argentex Mining Corporation (“Argentex”) dated August 28, 2015

In light of the passage of time, we believe it is in the best interest of both Austral and Argentex to extend certain dates for performance set forth in the Letter Agreement.

For ease of reference, capitalized terms used in this letter agreement (hereinafter, the “Amending Letter”) that are not defined in this Amending Letter shall have the meaning attributed to them in the Letter Agreement.

The dates to be extended, and the new dates for performance, are hereby agreed to be as follows:

1.

Employment Agreements: The date set forth in Section 1 (ii) to confirm that Argentex management will not be entitled to receive any payment or benefit due solely to the completion of the Transaction and to agree with the relevant executive officers that they will not exercise any rights to terminate their employment agreement for "good reason", which was to expire on September 30, 2015, is hereby extended to November 30, 2015.

2.	Exclusivity Period: The Exclusivity Period established in Section 3 of the Letter Agreement, which was to expire on October 31, 2015, is hereby extended to December 15, 2015.

3.

Term of the Offer: The date upon which either Party may give written notice of termination provided for in Section 8(b) of the Letter Agreement is hereby extended from October 31, 2015, to December 15, 2015.

4.	Funding Agreement: The date for repayment of advances under the Funding Agreement provided for in Section 9 of the Letter Agreement is hereby extended from February 29, 2016, to April 15, 2016.

5.

Austral Termination Fee: The date upon which Austral’s obligation to pay a termination fee to Argentex established in Section 9 of the Letter Agreement is hereby extended from February 29, 2016, to April 15, 2016.

6.

Argentex Termination Fee: The date upon which Argentex’s obligation to pay a termination fee to Austral established in Section 9 of the Letter Agreement is hereby extended from February 29, 2016, to April 15, 2016.

For clarity, the extension of the date for repayment of advances made under the Funding Agreement Parties as contemplated in Section 4 of this Amending Letter, above, does not contemplate an extension of the date upon which the Funding Agreement will be executed – the Parties intend to execute and commence performance under the Funding Agreement on or before November 5, 2015, close to the originally targeted date of October 31, 2015.

If this Amending Letter accurately reflects our understanding and agreement, please arrange for Argentex to evidence its acceptance by signing and returning the enclosed duplicate original of this Amending Letter by facsimile and courier as soon as possible, and in any event, by no later than 5:00 p.m. (Toronto time) on November 6, 2015.

Yours very truly,

AUSTRAL GOLD LIMITED ABN 30 075 860 472

By:    /s/Pablo Vergara Del Carril
          Authorized Signatory

The undersigned, being duly and fully authorised by the Board of Directors of Argentex Mining Corporation, and as conclusively evidenced by his signature below, hereby accepts and agrees to all of the terms of the Amending Letter as of the 5th day of November, 2015.

ARGENTEX MINING CORPORATION

By:    /s/Mike Brown
          Authorized Signatory